Exhibit 99.1

Yandex Announces Settlement of Anti-Monopoly Claims

Moscow, Amsterdam, January 19, 2022 – Yandex (NASDAQ and MOEX: YNDX), one of Europe’s largest internet companies and the leading search and ride-hailing provider in Russia, today announced that it has reached a settlement with the Federal Antimonopoly Service of Russia (FAS) and a consortium of Russian Internet companies in connection with an antitrust claim brought against Yandex. The claim related to allegations of abuse of market dominance by Yandex in connection with the placement of enriched search results. The proceeding in relation to this matter will be terminated.

In February 2021, the FAS issued a warning to Yandex related to alleged violations.  In March 2021, the FAS initiated a formal investigation and opened an antitrust case.

The settlement agreement confirms that Yandex has complied with all requirements of the warning, terminates the case without any fines, and sets forth certain additional obligations of Yandex to support competition. In particular:

●	Yandex has adopted a policy for integrating information supplied by market participants in its search engine results and has published relevant technical terms. The terms and requirements are uniform for all market participants, including Yandex's own services;
●	Yandex will undertake to provide FAS with information to enable regular monitoring of compliance with these requirements in the performance of its search engine;
●	Yandex has undertaken to conduct an annual independent audit to verify that the search rankings and display of data in search results are unbiased.

In addition, at the proposal of Yandex, Yandex and the Russian Fund for the Development of Information Technologies, a not-for-profit organization supporting and promoting digital solutions in Russia, will establish a joint program to support Russian technology companies in promoting their products and services. Yandex will contribute RUB 1.5 billion to the Fund to support this program as part of the settlement.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services, navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets. Yandex, which has over 30 offices worldwide, has been listed on NASDAQ since 2011 and on Moscow Exchange since 2014.

More information on Yandex can be found at https://yandex.com/company/.

Contacts:
Investor Relations
Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.ru